3/5/03

SECURI 03011725 MISSION

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SEC FILE NUMBER
8- 37788

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003
181
SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beckwith & Co., Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28000 Spanish Wells Blvd., Box 102
(No. and Street)

Bonita Springs (City) Florida (State) 34135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Gorham Beckwith, Jr. (239) 992-3355
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name)*

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, C. Gorham Beckwith, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beckwith & Co., Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

ANGELIKA LANGEN
MY COMMISSION # DD 050908
EXPIRES: August 16, 2005
Bonded Thru Budget Notary Services
NOTARY PUBLIC STATE OF FLORIDA

Signature

PRES

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Cuthill & Eddy LLP

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Partnership

Independent Auditors' Report

Board of Directors
Beckwith & Co., Incorporated
Naples, Florida

We have audited the accompanying statements of financial condition of Beckwith & Co., Incorporated as of December 31, 2002 and 2001, and the related statements of loss, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beckwith & Co., Incorporated as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has a net capital deficiency at December 31, 2002, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2002 and 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

February 27, 2003

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

BECKWITH & CO., INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 5	$ 69
Cash clearing deposit with clearing broker	-	746
Prepaid expenses and other	-	97
	$ 5	$ 912

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

	2002	2001
Due to shareholder	$ 100	$ 100
Shareholder's equity:		
Common stock, $1 par value, 7,500 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	53,400	53,400
Deficit	(53,595)	(52,688)
	(95)	812
	$ 5	$ 912

See notes to financial statements.

BECKWITH & CO., INCORPORATED

STATEMENTS OF LOSS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commission income and trading losses	$ 38,494	$ 2,352
Interest income	33	358
	38,527	2,710
Expenses:		
Commissions and bonuses	36,558	7,617
Clearing costs	-	4,262
Miscellaneous	2,876	197
	39,434	12,076
Net loss	$ (907)	$ (9,366)

See notes to financial statements.

BECKWITH & CO., INCORPORATED

STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
Balances, January 1, 2001	100	$ 100	$ 53,400	$ (43,322)
Net loss for the year ended December 31, 2001	-	-	-	(9,366)
Balances, December 31, 2001	100	100	53,400	(52,688)
Net loss for the year ended December 31, 2002	-	-	-	(907)
Balances, December 31, 2002	100	$ 100	$ 53,400	$ (53,595)

See notes to financial statements.

BECKWITH & CO., INCORPORATED

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (907)	$ (9,366)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses and other	97	-
Net cash used in operating activities	(810)	(9,366)
Cash at beginning of year	815	10,181
Cash at end of year	$ 5	$ 815

See notes to financial statements.

BECKWITH & CO., INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Beckwith Securities, Inc. was formed March 17, 1987, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. In 1995, the Company changed its name to Ortana Securities, Inc. During 1997, the Company changed its name to Beckwith & Co., Incorporated.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded as of the trade date of the securities. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

Prior to June 1, 1997, the Company and its sole shareholder had elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. At June 1, 1997, the company became a subsidiary of Beckwith Financial Group, Inc. and forfeited its Subchapter S election. The Company will file a consolidated tax return with its parent. Income taxes are not material to the 2002 and 2001 financial statements.

Cash:

Cash generally includes cash in a non-interest bearing bank account.

Cash clearing deposit with clearing broker:

The Company has a cash clearing deposit with their clearing broker, Fiserv Correspondent Services, Inc. Interest on the deposit is receivable monthly and varies with the broker call rate. For the statement of cash flows, this deposit is presented as a component of cash.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Going concern:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of Beckwith & Co., Incorporated as a going concern. These principles contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring operating losses and has a net capital deficiency at December 31, 2002. The Company's ability to continue operations appears to be dependent on its ability to obtain additional funds from shareholders or other investors to restore its net capital position and to resume profitable operations.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2002, the Company had a net capital deficiency of $5,095 and a net capital ratio in excess of 20 to 1.

4. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2002 and 2001.

5. Related party transactions:

The Company is party to an agreement whereby an affiliated company owned by the shareholder provides office space and other general and administrative functions to the Company without charge.

Additionally, if necessary to preserve the Company's net capital, under the terms of the agreement, the affiliate will pay certain expenses of the company without liability to the Company.

6. Concentrations:

During the year ended December 31, 2002, approximately 82% of the Company's commission income was derived from the sale of two particular investments.

7. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

	2002	2001
Interest	None	None
Income taxes	None	None

8. Dispute with clearing firm:

During the year ended December 31, 2001, an individual entered into an agreement to purchase a majority interest in the Company and placed a deposit for such with his attorney. Subsequently, the individual nullified the agreement. At the time of the agreement, the individual was registered with another broker dealer that used the same clearing firm as Beckwith & Co., Incorporated. At this time, the individual caused certain transactions to clear under the Company's name that resulted in trading losses. The clearing firm charged the losses against the account of Beckwith & Co., Incorporated, reducing the clearing deposit from $10,000 to $746, and reducing certain items of income.

During the year ended December 31, 2002, the clearance firm charged Beckwith & Co., Incorporated the remainder of the deposit.

It is management's position that these transactions occurred without the authorization of Beckwith & Co., Incorporated and therefore, the assessment of losses against Company assets was inappropriate. Subsequent to the end of the year, the Company assigned its rights to any recovery to the owner of the it's parent.

9. Subsequent event:

Subsequent to December 31, 2002, the shareholder sold all of the stock of the Company to an unrelated individual. Additionally, the purchaser contributed $10,000 of capital to the Company.

BECKWITH & CO., INCORPORATED

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002 AND 2001

	2002	2001
Net capital:		
Shareholder's equity (deficit)	$ (95)	$ 912
Deduct:		
Prepaid expenses and other	-	97
Net capital	$ (95)	$ 815
Reconciliation with the Company's computation:		
Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 650	$ 1,824
Adjustments:		
Audit adjustments	(745)	1,009
	$ (95)	$ 815

BECKWITH & CO., INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2002 AND 2001

	2002	2001
Due to shareholder	$ 100	$ 100
Total aggregated indebtedness	$ 100	$ 100
Ratio of aggregate indebtedness to net capital	20 to 1	.12 to 1

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Independent Auditor's Report
On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Beckwith & Co., Incorporated
Naples, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Beckwith & Co., Incorporated (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in confirming with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2003